Exhibit 99.1

Mint and Rice Robotics Launch Joint Venture to
Expand AI Companion Robot Business with HK$15M in funding

Hong Kong, May 28, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that on May 22, 2026, its wholly-owned subsidiary, Aspiration X Limited (“Aspiration X”), has entered into a joint venture agreement (the “JV Agreement”) with Rice Robotics Holdings Limited (“Rice Robotics”) to establish Rice Robotics AGI Holding Limited (“Rice Robotics AGI”), a new British Virgin Islands joint venture company. Rice Robotics AGI will focus on the development and sales of the next generation of AI companion robots, or as may be expanded or changed by Rice Robotics AGI from time to time in accordance with the JV Agreement.

Pursuant to the JV Agreement, Aspiration X and/or its nominee(s) will contribute HK$15,000,000 in funding, as well as provide human resources and research and development support to Rice Robotics AGI. On the other hand, Rice Robotics will, among other things, provide Rice Robotics AGI with its existing technology, intellectual property, clients, know-how and marketing and sales support. The JV Agreement also contains customary provisions relating to governance of Rice Robotics AGI, including shareholder consent rights for certain significant matters, transfer restrictions, and pre-emptive rights in connection with future issuances of shares of Rice Robotics AGI. The establishment of this joint venture marks a significant strategic step by Mint to further expand its footprint in the AI companion robot market, expected to extend the Group’s robotics capabilities from business-to-business applications into the consumer space.

The collaboration brings together Mint’s strategic resources with Rice Robotics’ proven autonomous navigation and AI technology, building on the successful co-development and delivery of the FLOKI Minibot M1 for commercial applications. Rice Robotics AGI is now expected to channel that technical foundation directly into the consumer arena, focusing on developing and commercializing consumer-oriented AI companion robots that integrate emotional AI and autonomous navigation to create joyful everyday experiences.

Mr. Damian Chan, Chairman and Chief Executive Officer of Mint, said: “The signing of this joint venture agreement through Aspiration X represents a deliberate and decisive acceleration of our companion robot strategy. With the successful delivery of the FLOKI Minibot M1, we saw firsthand the enormous potential in AI companionship. Now, through Rice Robotics AGI, we are committing dedicated investment and strategic focus to expand our reach into the consumer market at scale. We believe we can meaningfully lower adoption barriers and serve the growing demand for intelligent, joyful companionship in family settings.”

Mr. Victor Lee, Founder of Rice Robotics, commented: “Rice Robotics AGI was created to accelerate the development of, and build, consumer-ready AI robots that people genuinely want in their daily lives. Combining autonomous navigation with interactive AI capabilities, we are excited to take a meaningful step toward making companion robots accessible to more families through Rice Robotics AGI.”

Rice Robotics AGI’s first batch of consumer-ready AI companion robots is expected to be introduced initially in Asian markets, with an official launch planned for Q3 2026. As Rice Robotics AGI’s debut product line, these robots underscore the joint venture’s commitment to making emotional AI companionship warm, accessible and joyful for families worldwide.

Photo Caption

Mr. Damian Chan, Chairman and Chief Executive Officer of Mint, and Mr. Victor Lee, Founder of Rice Robotics, at the signing of the JV Agreement

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong Kong-based company listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary, Aspiration X, Mint delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Rice Robotics Holdings Limited

Rice Robotics Holdings Limited is a renowned leader in autonomous delivery robot solutions, with a strong market presence across Asia. Rice Robotics specializes in the design, development, and deployment of intelligent robotic systems for logistics and service industries. Its core technology platforms serve high-profile clients in Japan, demonstrating proven reliability in complex operational environments. With a focus on innovation and real-world application, Rice Robotics is committed to transforming last-mile delivery and service automation, enhancing operational efficiency and redefining customer experiences.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries

Strategic Financial Relations Limited

Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk